UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2024
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Dismissal of B.F. Borgers CPA PC

On May 7, 2024, Origin Agritech Limited (“Company”) notified B.F. Borgers CPA PC (“Borgers”) that it was terminated, effective immediately, as the registered independent accounting firm for the financial statements of the Company. The reason was because the Securities and Exchange Commission (“SEC”) had terminated Borgers privileges of appearing or practicing before the SEC as an accountant, the result of which was that Borgers may not participate in or perform the audit or review of financial information included in SEC filings, issue audit reports included in SEC filings, provide consents with respect to audit reports, or otherwise appear or practice before the SEC.

The Company is in the process of reviewing different accounting firms to replace Borgers. The process is expected to take time to select a firm, undergo evaluation by the accounting firm and to enter into an engagement agreement.

Exhibit Index

None. Due to the fact that Borgers may not appear or practice before the SEC, the SEC has indicated that there is no requirement for the Company to obtain a letter from Borgers stating whether it agrees with the equivalent of Item 304 disclosures made in this Form 6-K report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: May 7, 2024